UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

form 15

certification and notice of termination of registration
under section 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-32227

                          AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P.
(Exact name of registrant as specified in its charter)

1004 Farnam Street, Suite 400
Omaha, Nebraska 68102
                                                    (402) 444-1630
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units representing assignments of limited partnership interests in

                             America First Real Estate Investment Partners, L.P.
(Title of each class of securities covered by this Form)

                                                       None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the study to file reports:

Rule 12g-4(a)(1)(i) [X] Rule 12h-3(b)(1)(i) [ ]

Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(ii) [ ]

Rule 12g-4(a)(2)(i) [ ] Rule 12h-3(b)(2)(i) [ ]

Rule 12g-4(a)(2)(ii) [ ] Rule 12h-3(b)(2)(ii) [ ]

Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: Zero (0)

Pursuant to the requirements of the Securities Exchange act of 1934, America First Real Estate Investment Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 18, 2004 BY: AMERICA FIRST CAPITAL SOURCE I, L.L.C.,

its general partner

By: America First Companies, L.L.C., its general partner

By /s/ Lisa Y. Roskens

Lisa Y. Roskens, President and Chief Executive Officer